UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934

                           (Amendment No. 5)

                        Paradyne Networks, Inc.
                        -----------------------
                           (Name of Issuer)

                             Common Stock
                             ------------
                    (Title of Class of Securities)

                               69911G107
                               ---------
                            (CUSIP Number)

                           September 1, 2005
                           -----------------
        (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 69911G107             SCHEDULE 13G             Page 2 of 5 Pages

 1    Name of Reporting Person           BRICOLEUR CAPITAL MANAGEMENT LLC

      IRS Identification No. of Above Person                     13-40036

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization        Delaware, United States

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                       0

  9    Aggregate Amount Beneficially Owned by Each Reporting Person     0

 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares                                                         [ ]

 11    Percent of Class Represented by Amount in Row 9               0.0%

 12    Type of Reporting Person                                        IA

CUSIP 69911G107             SCHEDULE 13G             Page 3 of 5 Pages

Item 1(a). Name of Issuer:

           Paradyne Networks, Inc. (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

           8545 126th Avenue North
           Largo, FL 33773

Item 2(a). Name of Person Filing:

           Bricoleur Capital Management LLC ("Bricoleur")

Item 2(b). Address of Principal Business Office or, if none, Residence:

           12230 El Camino Real, Suite 100
           San Diego, CA  92130

Item 2(c). Citizenship:

           Delaware, United States

Item 2(d). Title of Class of Securities:

           Common Stock

Item 2(e). CUSIP Number:

           69911G107

Item 3.    Type of Reporting Person:

           If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

           (a) [ ] Broker or dealer registered under section 15 of the Exchange Act.

           (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

           (c)[ ] Insurance company as defined in section
              3(a)(19) of the Exchange Act.

           (d)[ ] Investment company registered under section 8 of the Investment Company Act.

           (e)[x] An investment adviser in accordance with Rule
              13d-1(b)(1)(ii)(E).

           (f)[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP 69911G107             SCHEDULE 13G             Page 4 of 5 Pages

          (g)[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

          (h)[ ] A savings association as defined in Section
             3(b) of the Federal Deposit Insurance Act.

          (i)[ ] A church plan that is excluded from the definition of an investment company under section
             3(c)(14) of the Investment Company Act.

          (j)[ ] Group, in accordance with Rule 13d-
             1(b)(1)(ii)(J).

Item 4.   Ownership.

          Reference is hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein. The beneficial ownership of the securities decreased pursuant to the acquisition of the Issuer by Zhone Technologies, Inc. ("Zhone") on September 1, 2005. Each share of the Issuer's common stock was converted into 1.0972 shares of Zhone common stock. As of September 1, 2005 and to date, the reporting person's beneficial ownership of Zhone's common stock was and has been less than 5%.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   Ownership of More Than Five Percent on Behalf of Another
          Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

CUSIP 69911G107             SCHEDULE 13G             Page 5 of 5 Pages

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           BRICOLEUR CAPITAL MANAGEMENT LLC



                           By: /s/ Robert M. Poole
                              --------------------
                              Robert M. Poole,
                              Management Committee
                              Member

DATED: November 10, 2005